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                           February 17, 2021

       Jia Liu
       Chief Financial Officer
       Recon Technology, Ltd
       Room 1902, Building C, King Long International Mansion
       No. 9 Fulin Road, Beijing, 100107
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed February 10,
2021
                                                            File No. 333-252968

       Dear Ms. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Tony Basch